October 27, 2000

(602) 267-7500

steve@sunncomm.com

Filing Desk

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re: SunnComm, Inc., Form 10-SB, filed August 31, 2000, File No. 0-31421

Dear Filing Desk:

This letter is to request the withdrawal of the Form 10-SB filed by SunnComm, Inc., because the company is unable to comply with the demands of your letter, dated September 29, 2000.

On behalf of SunnComm, I request that its Form 10-SB, filed August 31, 2000, and Form 10-SB/A, filed October 27, 2000, filings be withdrawn, effective immediately. If you have any questions or comments with respect to any of the matters addressed by this letter, please call me immediately at the number first given above.

Sincerely,

SUNNCOMM, INC., a Nevada corporation

By

Stephen F. Burg